FOR FURTHER INFORMATION CONTACT:
                                           ELAINE D. CROWLEY
                                           SR.  VICE PRESIDENT, CHIEF FINANCIAL
                                           OFFICER
                                           (817) 347-8200

                    BOMBAY ANNOUNCES FIRST QUARTER RESULTS

FOR IMMEDIATE RELEASE - MAY 19, 2004

           FORT WORTH, TEXAS - The Bombay Company, Inc. (NYSE-BBA) reported that revenue for the quarter ended May 1, 2004 was $123.6 million compared to $119.2 million for the corresponding period of the prior year. Same store sales for stores open more than one year declined 9% for the quarter compared to a 25% increase for the first quarter last year. Revenue from non-store activity, including Bailey Street Trading Company, Internet, Mail Order and International amounted to 10% of total revenue for the quarter compared to 9% for the first quarter of the prior year. The net loss for the quarter ended May 1, 2004 was $5.7 million or $0.16 per share compared to a loss of $1.3 million or $0.04 per share for the same period last year.

     James D. Carreker, Chairman and Chief Executive Officer, stated, "Sales continued to soften, contributing to a loss for the quarter at the high end of our guidance. Although April's same store sales comparisons to last year were the least challenging of the quarter, we did not achieve sales expectations due to a lack of freshness in inventory. We expect the sales trend to improve as new product arrives. New store locations and the Internet continued to outperform the rest of the Company."

     For the second quarter, the Company expects continued same store sales declines in the high single-digit to low double-digit range with trends improving toward the end of the quarter with the arrival of new product for fall. Total revenue is anticipated to be in the range of $134 to $140 million. The Company expects a loss during the second quarter in the range of $.09 to $.13 per share compared to last year's loss of $.02 per share.

     In the second quarter, the Company plans to open thirteen new stores and close six stores. The POS installation will extend to its second phase, including rollout to the stores in Canada. Additionally, in July a new 400,000 sq. ft. distribution center will be opened near Allentown, PA. This facility will allow the Company to exit the temporary distribution facilities currently occupied in that region as well as accommodate future store growth in the northeast.

     Carreker further commented, "While these past few months have been difficult comparisons to last year and the second quarter will be equally challenging, we remain committed to our strategy. We believe very strongly in the decision to move off mall. We expect our new store growth investment will pay dividends as we build market density. Our Internet business continues its robust growth, with a first quarter sales performance of 58% over the prior year. We remain enthusiastic about our BombayKIDS concept and the synergistic opportunities that it brings as we attract new customers to our brand."

     In conjunction with this release, you are invited to listen to Bombay's conference call with management that will be conducted on Thursday, May 20, 2004 at 10:00 a.m. Central Time. The Company will review the first quarter and the outlook for Fiscal 2004. Interested parties should dial 212-271-4517 ten minutes prior to the start time. The call will also be broadcast live over the Internet at www.bombaycompany.com. For those who are unable to listen to the live broadcast, a telephone replay will be available for 72 hours beginning at noon Central Time at 800-633-8284. The access code is 21185888. The call will also be available for replay for 45 days on the investor relations page of the Bombay website.

     The Bombay Company, Inc. designs, sources and markets a unique line of home accessories, wall decor and furniture through 465 retail outlets, specialty catalogs and the internet in the U.S. and internationally.

     Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and financial market conditions which affect consumer confidence in the spending environment for home-related purchases; competition; seasonality; success of operating initiatives; new product development and introduction schedules; uninterrupted flow of product from overseas sources; acceptance of new product offerings including children's merchandise; inherent safety of product offerings; advertising and promotional efforts; adverse publicity; expansion of the store chain; availability, locations and terms of sites for store development; ability to renew leases on an economic basis; changes in business strategy or development plans; availability and terms of borrowings or capital for operating purposes; labor and employee benefit costs; ability to obtain insurance at a reasonable cost; reliance on technology; security of the technological infrastructure; changes in government or trade regulations including proposed duties on bedroom furniture imports from China; risks associated with international business; fluctuations in foreign currency exchange rates; potential travel or import/export restrictions due to communicable diseases; terrorism; war or threat of war; regional weather conditions; hiring and retention of key management personnel and other risks and uncertainties contained in the Company's public announcements, reports to stockholders and SEC filings, including but not limited to Reports on Forms 10-K, 8-K and 10-Q. The Company undertakes no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof as a result of new information, future events or otherwise.
                                       * * *





                       THE BOMBAY COMPANY, INC. AND SUBSIDIARIES

                         CONSOLIDATED STATEMENTS OF OPERATIONS
                     (Dollars in thousands, except per share amounts)



                                                       THREE MONTHS ENDED

                                                       MAY 1,       MAY 3,
                                                        2004         2003

Net revenue                                          $123,581     $119,237
Costs and expenses:
  Cost of sales, buying and store occupancy costs      93,626       85,899
  Selling, general & administrative expenses           39,320       35,584

Operating loss                                         (9,365)      (2,246)
  Interest income (expense) -net                           22          142

Loss before income taxes                               (9,343)      (2,104)
Income tax benefit                                     (3,597)        (831)

Net loss                                              ($5,746)     ($1,273)

 Net loss per basic & diluted share                    ($0.16)      ($0.04)


Avg. common shares outstanding and
  dilutive potential common shares                     35,430       33,618

OTHER SELECTED FINANCIAL AND OPERATING DATA
Capital expenditures, net                              $5,203       $1,838
Depreciation and amortization                          $4,240       $4,064

Stores opened                                               7            5
Stores converted                                            -            1
Stores closed                                              13            3

Store composition:
  Large format                                            359          338
  Regular stores                                           22           34
  Outlets                                                  46           46
  KIDS                                                     38            6
   Total                                                  465          424




         THE BOMBAY COMPANY, INC. AND SUBSIDIARIES
                CONSOLIDATED BALANCE SHEETS

                  (Dollars in thousands)
                                              MAY 1,      MAY 3,
                                              2004        2003
ASSETS
Current assets:
   Cash and short-term investments          $ 14,567    $ 22,417
   Inventories                               131,122     129,682
   Other current assets                       28,072      22,892

Total current assets                         173,761     174,991

Property and equipment, net                   69,222      43,622
Goodwill, net                                    423         423
Other assets                                   5,779       9,961

TOTAL ASSETS                                $249,185    $228,997

LIABILITIES & STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable and accrued expenses     $ 30,851    $ 38,549
  Accrued payroll and bonuses                  3,821       4,643
  Gift certificates redeemable                 6,404       5,663
  Accrued insurance                            3,699       3,735
   Total current liabilities                  44,775      52,590

Accrued rent and other liabilities            18,664       6,176

Stockholders' equity:
   Preferred stock                                 0           0
   Common stock                               38,150      38,150
   Additional paid-in capital                 79,497      75,375
   Retained earnings                          80,566      75,088
   Accumulated other comprehensive income       (261)       (662)
   Treasury stock                            (10,713)    (17,535)
   Deferred compensation                      (1,493)       (185)

   Total stockholders' equity                185,746     170,231

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY    $249,185    $228,997